CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

February 17, 2006

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:   New Age Translation, Inc.
        Form SB-2 Registration Statement
        File No. 333-125575

Dear Mr. Reynolds:

In response to your letter of comments dated January 12, 2006, please be advised as follows:

Calculation of Registration Fee
  Duly noted and thank you.

Plan of Operation
  The disclosure requested has been provided.

  A word was omitted. The sentence should have read, "With respect to LDG, we do not know how its investors were contacted."

Management' Discussion.
Liquidity and Capital Resources
  The disclosure requested has been provided.

Securities and Exchange Commission
RE: New Age Translation, Inc.
Form SB-2 Registration Statement
File No. 333-125575
February 17, 2006

  The disclosure requested has been provided.

Executive Compensation
  The table has been updated for the fiscal year ended November 30, 2005.

Market for Common Equity and Related Matters
  The disclosure required by Item 201 of Regulation S-B has been provided under a new section.

Other
  The financial statements and related information in the registration statement have been updated through November 30, 2005. A new auditor's consent has been provided as well.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak